IAC/InterActiveCorp
152 West 57th Street
New York, New York 10019

        June 16, 2005

Via EDGAR and Facsimile

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    InterActiveCorp
    Registration Statement on Form S-4 (333-124340)

Ladies and Gentlemen:

        IAC/InterActiveCorp hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 5:00 PM Eastern time on June 16, 2005, or as soon thereafter as practicable.

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IAC/InterActiveCorp
By:	/s/ Gregory R. Blatt Name: Gregory R. Blatt Title: Executive Vice President, General Counsel and Secretary